5-82176



07052141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549



FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 10)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

United Grain Growers Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Saskatchewan Wheat Pool Inc.
(Name of Person(s) Furnishing Form)

PROCESSED
MAY 0 1 2007
THOMSON
FINANCIAL

Limited Voting Common Shares
Series A Convertible Preferred Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Thomas W. Kirk
Corporate Secretary
Agricore United
CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba R3C 3A7
Phone: (204) 944-5411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the document filed as Exhibit 1 to this Form.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

The following document is attached as an exhibit to this Form:

Exhibit No.	Description
1	Notice of Extension dated April 25, 2007.

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3) Power of Attorney

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SASKATCHEWAN WHEAT POOL INC.

Date: April 26, 2007

By: /s/ RAY DEAN
Name: Ray Dean
Title: General Counsel and Corporate Secretary

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale at 1-866-301-3454 (toll free).

No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the accuracy or adequacy of the information contained in this document and it is an offence to claim otherwise.

***Information has been incorporated by reference in this Notice of Extension from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents of SWP incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SWP at Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525 and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this Notice of Extension contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of SWP at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SASKATCHEWAN WHEAT POOL INC.


POOL


APR 2 7 2007
WASH. D.C.
185
SECTION

Saskatchewan Wheat Pool Inc.

NOTICE OF EXTENSION

in respect of its

OFFERS TO PURCHASE

all of the outstanding limited voting common shares

and

all of the outstanding Series A convertible preferred shares

of

UNITED GRAIN GROWERS LIMITED,

carrying on business as

AGRICORE UNITED

on the basis of

Cdn.$8.00 in cash and 0.95 of a common share of Saskatchewan Wheat Pool Inc. per limited voting common share for common shareholders who are not Eligible Holders

For Eligible Holders, Cdn. $8.00 in cash for each Cash Fraction of a limited voting common share and 0.95 of a common share of Saskatchewan Wheat Pool Inc. for each Share Fraction of a limited voting common share

and

Cdn.$24.00 in cash per Series A convertible preferred share, plus any accrued and unpaid dividends to the date the Series A convertible preferred shares are taken up under the Preferred Share Offer

THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MAY 15, 2007, UNLESS FURTHER EXTENDED OR WITHDRAWN.

On April 9, 2007 and April 24, 2007, Saskatchewan Wheat Pool Inc. (''**SWP**'' or the ''**Offeror**'') by notices delivered to Computershare Investor Services Inc. (the ''**Depositary**''), extended its offers dated November 24, 2006 (the ''**Offers**'') as previously extended and varied by the notice of extension and variation dated January 31, 2007 (the ''**First Variation**''), the notice of extension and variation dated March 7, 2007 (the ''**Second Variation**'') and the notice of extension and variation dated April 3, 2007 (the ''**Third Variation**'') to purchase all of the outstanding limited voting common shares (the ''**AU Common Shares**'') and Series A convertible preferred shares (the ''**AU Series A Preferred Shares**'' and, together with the AU Common Shares, the ''**AU Shares**'') of United Grain Growers Limited, carrying on business as Agricore United (''**Agricore**'') to extend the Offers until 5:00 p.m. (Toronto time) on May 15, 2007, unless further extended or withdrawn.

The Offers, as extended, will be open for acceptance until 5:00 p.m. (Toronto time) on May 15, 2007, unless further extended or withdrawn.

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanied the Third Variation, or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, ''Manner of Acceptance — Procedure for Guaranteed Delivery'' using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Third Variation. Such replacement Letters of Transmittal or such replacement Notices of Guaranteed Delivery shall be deemed to be amended to reflect the terms and conditions of the Offers as amended and supplemented by the First Variation, the Second Variation, the Third Variation and this Notice of Extension. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

Shareholders may continue to accept an Offer by using the original Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the original Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Circular dated November 24, 2006 or the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the First Variation dated January 31, 2007, in which case such Letters of Transmittal or such Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery that accompanied the Third Variation and of the Offers as amended and supplemented by the First Variation, the Second Variation, the Third Variation and this Notice of Extension.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the ''Information Agent'') at 1-866-301-3454.

Common Shareholders who are not Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular or using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and that have validly deposited (and not withdrawn) their AU Common Shares using such Letters of Transmittal and, if applicable, such Notices of Guaranteed Delivery will receive Cdn. $8.00 in cash and 0.95 of a common share of SWP per AU Common Share.

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.

An Eligible Holder will be given the opportunity to obtain a tax deferral or ''rollover'' in respect of the portion of each AU Common Share that is being sold in return for 0.95 of a common share of SWP. An Eligible Holder means a Common Shareholder that has either (a) accepted the Common Share Offer by using the replacement Letter of Transmittal (printed on blue paper) that accompanied the Third Variation and not indicating in such Letter of Transmittal that the Common Shareholder is either (i) resident in Canada for purposes of the Tax Act and exempt from tax under Part I of the Tax Act, or (ii) not resident in Canada for purposes of the Tax Act; or (b) accepted the Common Share Offer under the replacement Letter of Transmittal that accompanied the First Variation and indicated in such Letter of Transmittal that the Common Shareholder was an ''Eligible Holder'' (as defined therein) and was requesting a Tax Election Package. See Section 18 of the Circular, as amended and varied, ''Canadian Income Tax Considerations''.

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and wish to qualify as an Eligible Holder must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, ''Withdrawal of Deposited Securities'' and properly complete and execute the replacement Letter of Transmittal (printed on blue paper) or the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Third Variation and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, ''Manner of Acceptance''. See Section 18 of the Circular, as amended and varied, ''Canadian Income Tax Considerations''.

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation and that have indicated in such replacement Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using such replacement Letters of Transmittal and, if applicable, such replacement Notices of Guaranteed Delivery will receive Cdn.$8.00 in cash for each Cash Fraction of an AU Common Share and 0.95 of a common share of SWP for each Share Fraction of an AU Common Share. See Section 18 of the Circular, as amended and varied, "Canadian Income Tax Considerations".

U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a "non-qualified party" (as defined herein). Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or a replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a "non-qualified party" will be deemed to have certified that such U.S. Common Shareholder is not a "non-qualified party". See "Notice to Shareholders in the United States".

Questions and requests for assistance may be directed to Genuity Capital Markets (the "**Dealer Manager**"), the Depositary or the Information Agent at their respective addresses and telephone numbers set forth at the end of this document. Additional copies of this Notice of Extension, the First Variation, the Second Variation, the Third Variation, the Circular, the replacement Letters of Transmittal and the replacement Notices of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown at the end of this document.

This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, SWP or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offers to Shareholders in any such jurisdiction.

The Dealer Manager for the Offers is:

Genuity Capital Markets

April 25, 2007

The Information Agent for the Offers is:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction and these securities have not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers and the Circular. Any representation to the contrary is unlawful.

The Offers are made for the securities of a foreign issuer and while the Offers are subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States. Financial information included or incorporated by reference herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of U.S. companies.

The SWP Shares issuable pursuant to the Common Share Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which such offer is made. The SWP Shares offered pursuant to the Common Share Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No SWP Shares issuable pursuant to the Common Share Offer will be delivered in a foreign jurisdiction or to or for the account or for the benefit of any person who is or who appears to SWP, the Depositary or CDS to be a resident of any foreign jurisdiction unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that the SWP Shares may be offered in such jurisdiction without further action by SWP either in reliance upon such exemption or on a basis otherwise acceptable to SWP in its sole discretion, and without subjecting SWP to any registration, reporting or similar requirements.

IN THE EVENT THAT SWP TAKES UP AU COMMON SHARES DEPOSITED PURSUANT TO THE COMMON SHARE OFFER, ALL COMMON SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE SWP SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE COMMON SHARE OFFER ISSUED INSTEAD ON THEIR BEHALF TO THE DEPOSITARY OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY SWP (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH SWP SHARES THROUGH THE FACILITIES OF THE TSX AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, KENTUCKY, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN THEIR RESPECTIVE U.S. JURISDICTIONS.

ALL NON-QUALIFIED PARTIES MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR AU COMMON SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY". FAILURE BY A NON-QUALIFIED PARTY TO INFORM THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR AU COMMON SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY" PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH COMMON SHAREHOLDER IS NOT A RESIDENT OF A SUBJECT STATE OR IS SUCH A RESIDENT AND IS AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH IT IS A RESIDENT. ANY U.S. COMMON SHAREHOLDER WHO DEPOSITS AU COMMON SHARES USING AN ORIGINAL LETTER OF TRANSMITTAL OR REPLACEMENT LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH U.S. COMMON SHAREHOLDER IS A "NON-QUALIFIED PARTY" WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH U.S. COMMON SHAREHOLDER IS NOT A "NON-QUALIFIED PARTY".

All SWP Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the TSX. Thereafter, the Selling Agent will forward to each person whose SWP Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the Selling Agent (net of all applicable commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither SWP nor the Selling Agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Common Shareholders who are resident in jurisdictions in which SWP Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their AU Common Shares, may wish to consult their advisors regarding a sale of their AU Common Shares in the open market, through the TSX or otherwise, rather than tendering them pursuant to the Common Share Offer.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that SWP is governed by the laws of Canada, that the majority of its officers and directors are non-residents of the United States, that the Dealer Manager, the Depository, the Information Agent and some of the experts named in the Circular are non-residents of the United States, and that all or a substantial portion of the assets of SWP and said persons are located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that the majority of Agricore's officers and directors are non-residents of the United States and that a substantial portion of the assets of Agricore and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

This document does not address any United States federal income tax consequences of the Offers to Shareholders in the United States. Shareholders in the United States should be aware that the disposition of AU Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

FORWARD LOOKING STATEMENTS

Certain statements in the Offers and accompanying Circular, the First Variation, the Second Variation, the Third Variation and this Notice of Extension, including some of the information incorporated by reference, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from SWP's expectations include, among other things, general business and economic conditions and competition within the North American agricultural industry generally. Additional factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed under the heading "**Risk Factors**" in Annex A of the Circular, as amended and varied, including: any labour disruptions; dependence on key personnel; funding requirements; foreign exchange risk and counterparty risks in connection with foreign exchange and commodity hedging programs; credit risk in respect of customers of SWP; continued availability of credit facilities; environmental risks and unanticipated expenditures relating to environmental or other matters; weather conditions; crop production and crop quality in western Canada; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; competitive developments in connection with SWP's grain handling, agri-products, agri-food processing, and other operations; changes in the grain handling and agri-products competitive environments, including pricing pressures; international trade matters and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; world agricultural commodity prices and markets; changes in government policy and transportation deregulation; employee relations and collective bargaining agreements; and the SWP/GSU Pension Plan.

The following factors which, among others, relate to the business combination of SWP and Agricore, may cause actual results to differ materially from the forward-looking statements and include, but are not limited to: the market and listing for AU Shares; change of control provisions in Agricore's agreements; regulatory approvals required in connection with the Offers; issues relating to the integration of SWP and Agricore; risks related to the Competition Bureau consent agreement and non-completion of SWP's transaction with Cargill Limited; financial leverage; disease and other livestock industry risks; and acceptance of genetically modified foods.

All forward-looking statements should, therefore, be construed in light of such factors. SWP cautions that the list of factors is not exhaustive.

Although SWP believes the assumptions inherent in forward-looking statements contained in the Circular, the First Variation, the Second Variation, the Third Variation, this Notice of Extension and the documents incorporated by reference are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. In addition to other assumptions identified herein, assumptions have been made regarding, among other things: western Canadian crop production and quality in 2006 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; demand for and supply of non-Canadian Wheat Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by SWP's customers; market share of grain deliveries and agri-product sales that will be achieved by SWP; the extent of customer defaults in connection with credit provided by SWP or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and the market share of sales of these products that will be achieved by SWP's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates.

SWP is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements contained in the Circular, the First Variation, the Second Variation, the Third Variation, this Notice of Extension and the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTICE OF EXTENSION

April 25, 2007

TO: THE HOLDERS OF AU COMMON SHARES AND AU SERIES A PREFERRED SHARES OF AGRICORE

By notices delivered to the Depositary, SWP has extended the Expiry Date for (a) the Common Share Offer to purchase all of the outstanding AU Common Shares for Cdn.$8.00 in cash and 0.95 of a common share of SWP (the "**SWP Shares**") per AU Common Share, and (b) the Preferred Share Offer to purchase all of the outstanding AU Series A Preferred Shares for Cdn.$24.00 in cash for each AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer; in each case upon the terms and subject to the conditions set forth in the Offers and Circular, the notice of extension and variation dated January 31, 2007 (the "**First Variation**"), the notice of extension and variation dated March 7, 2007 (the "**Second Variation**"), the notice of extension and variation dated April 3, 2007 (the "**Third Variation**") and this Notice of Extension.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offers and Circular, the First Variation, the Second Variation, the Third Variation, the original Letters of Transmittal and the original Notices of Guaranteed Delivery that accompanied the Circular and the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery that accompanied the First Variation and the Third Variation (collectively, the "**Original Offers**") continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Original Offers. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offers. The term "Offers" as used in this Notice of Extension means the Original Offers, as amended by the First Variation, the Second Variation, the Third Variation and this Notice of Extension. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

1. Extension of the Common Share Offer and the Preferred Share Offer

SWP has extended the Expiry Date for the Common Share Offer and the Preferred Share Offer from April 25, 2007 to May 15, 2007, unless SWP further extends the period during which such Offers are open for acceptance pursuant to Section 6 of the Original Offers, "Extension, Variation or Change of the Offers". Accordingly, the definition of "Expiry Date" in the Original Offers is amended to read as follows:

"**Expiry Date**" means May 15, 2007, or such later date or dates to which either or both of the Offers may be extended from time to time by the Offeror in accordance with Section 6 of the Offers, "Extension, Variation or Change of the Offers".

2. Recent Developments

Acquisition Agreement and Revised Offer from JRI

On April 4, 2007, Agricore announced its intention to engage in discussions with and provide confidential information to SWP in connection with the Offers. In its announcement, Agricore explained that it would evaluate the Offers to determine whether they constituted a "Superior Proposal" under the JRI Acquisition Agreement but added that, until such a determination was made, the board of directors of Agricore would continue to support the transactions contemplated by the JRI Acquisition Agreement and continued to recommend that the holders of AU Shares not tender their AU Shares to the Offers.

On April 13, 2007, SWP proposed to increase the consideration under the Common Share Offer (the "**April 13 Proposal**"). Under the April 13 Proposal, SWP was prepared to increase the consideration offered under the Common Share Offer to, at the election of each Common Shareholder (a) $20.00 in cash per AU Common Share, or (b) 2.2076 SWP Shares for each AU Common Share, or (c) any combination thereof, subject in each case to pro ration. Assuming full pro ration, if the Common Share Offer were to be amended as contemplated by the April 13 Proposal, each Common Shareholder would be entitled to receive $14.00 in cash and 0.6623 of an SWP Share for each AU Common Share tendered, subject to adjustment for fractional shares. The April 13 Proposal was conditional upon acceptance by Agricore and the termination of the JRI Acquisition Agreement.

On April 13, 2007, Agricore's board of directors announced that it had determined the April 13 Proposal to be a "Superior Proposal" under the JRI Acquisition Agreement and that it had provided notice of such determination to

JRI. JRI's right to match was set to expire at 11:59 p.m. on April 20, 2007 (being the fifth business day following the board's determination).

On April 19, 2007, Agricore announced that it had accepted a revised offer by JRI to match the April 13 Proposal under the terms of the JRI Acquisition Agreement. JRI's revised offer is an all-cash offer for all of the AU Common Shares at a price of $19.25 per share and all of the AU Series A Preferred Shares at a price of $24.00 per share (plus accrued and unpaid dividends). According to Agricore, in making its decision, Agricore's board of directors, based on a recommendation from its special committee, chose to accept JRI's matching proposal rather than a proposal that JRI submitted together with a signed irrevocable lock-up agreement and letter of support from Archer Daniels Midland Company ("**ADM**"). As described by Agricore, under the alternative proposal, JRI offered to purchase each outstanding AU Common Share for $20.00 in cash. The alternative proposal was conditional upon Agricore releasing ADM from its obligations under the existing standstill agreement between Agricore and ADM in order to allow ADM to irrevocably agree to tender all of its AU Common Shares to the alternative proposal and not support another transaction for a period of time following the expiry of the JRI offer. The lock-up agreement would not be effective unless Agricore provided its consent. According to Agricore, its board determined that it was not in the best interests of Agricore in the circumstances to consent to an irrevocable lock-up agreement between JRI and ADM that would effectively rule out a subsequent bid. The JRI Acquisition Agreement, as amended and restated, includes customary non-solicitation and fiduciary out provisions, including a termination fee of $35 million, payable to JRI in certain circumstances.

As a result, since Agricore has not accepted the April 13 Proposal and terminated the JRI Acquisition Agreement, SWP has not amended the Common Share Offer to give effect to the increased consideration proposed under the April 13 Proposal. SWP is extending the expiry date of the Offers in order to allow SWP to consider its alternatives, including arranging additional sources of financing, in order to possibly respond to JRI's revised offer and its acceptance by Agricore, as described above.

Completion of Second Public Offering and Related Over-Allotment

On April 19, 2007, SWP announced that the Second Public Offering had closed successfully and that Genuity Capital Markets, TD Securities Inc. and National Bank Financial Inc., who together acted as underwriters in connection with the Second Public Offering, had exercised their over-allotment option in full to purchase an additional 5,100,000 Additional Offered Subscription Receipts at the Second Public Offering price of $8.10 per Additional Offered Subscription Receipt, bringing aggregate proceeds of the Second Public Offering to $316,710,000. The Second Public Offering, including the exercise of the over-allotment option, provides a portion of the funding necessary for the cash component of the Common Share Offer.

Each Additional Offered Subscription Receipt entitles the holder, on the exchange thereof, to receive, without payment of additional consideration or further action, one SWP Share upon the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) the initial take-up by SWP of outstanding AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a final order of a court of competent jurisdiction ("**Final Order**") approving an arrangement involving SWP, Agricore and the Common Shareholders under applicable corporate law, pursuant to which, among other things, SWP will acquire all of the issued and outstanding AU Common Shares (an "**Arrangement**"). The Additional Offered Subscription Receipts have, in all material respects, identical terms to the Third Offered Subscription Receipts. See "— Third Public Offering".

The Additional Offered Subscription Receipts were listed at 5:01 p.m. on April 18, 2007 on the TSX and were posted for trading on April 19, 2007 under the trading symbol "SWP.N". The Additional Offered Subscription Receipts will be listed and posted for trading on the TSX until SWP satisfies the release conditions, or upon the Termination Date or the close of trading on May 31, 2007. A trader note will be issued by the TSX on or prior to May 31, 2007, confirming that either SWP has satisfied the release conditions or the occurrence of a Termination Date, and the subsequent de-listing of the Additional Offered Subscription Receipts.

Third Public Offering

On April 13, 2007, SWP announced a $315.9 million public subscription receipt offering on a bought deal basis through Genuity Capital Markets, TD Securities Inc. and National Bank Financial Inc. (the "**Underwriters**") at a price of $8.10 per subscription receipt (the "**Third Public Offering**"). Pursuant to the Third Public Offering, SWP will issue 39,000,000 subscription receipts (the "**Third Offered Subscription Receipts**") of SWP for gross proceeds of

$315,900,000. Each Third Offered Subscription Receipt will entitle the holder, on the exchange thereof, to receive, without payment of additional consideration or further action, one SWP Share upon the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) the initial take-up by SWP of outstanding AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a Final Order approving an Arrangement.

SWP has also granted an over-allotment option to the Underwriters, exercisable in whole or in part for a period of 30 days from the closing of the Third Public Offering, to purchase up to an additional 5,850,000 Third Offered Subscription Receipts at the issue price of $8.10 per Additional Offered Subscription Receipt solely to cover overallotments, if any, and for market stabilization purposes. Genuity Capital Markets, on behalf of the Underwriters, provided SWP with an undertaking that the Underwriters will exercise this over-allotment option in full on and subject to completion of the Third Public Offering.

The expenses of the Third Public Offering, not including the Underwriters' fee, are estimated to be $1,000,000 and are payable by SWP. The aggregate Underwriters' fee of $12,636,000 (4% of the gross proceeds received in respect of each Third Offered Subscription Receipt) will be payable in consideration of the services performed by the Underwriters in connection with the Third Public Offering. Upon the closing of the Third Public Offering, half of the Underwriters' fee, being 2% of the gross proceeds of the Third Public Offering (the "**Third Escrowed Funds**"), together with any expenses of the Underwriters incurred in connection with the Third Public Offering, will be paid by SWP to the Underwriters from cash on hand. The other half of the Underwriters' fee, representing an additional 2% of the gross proceeds of the Third Public Offering, will be payable upon release of the Third Escrowed Funds by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**") in accordance with the terms of an agreement to be dated the date of closing of the Third Public Offering between SWP, the Underwriters and the Escrow Agent (the "**Third Subscription Receipt Agreement**") governing the terms of the Third Offered Subscription Receipts. The Third Escrowed Funds will be released following the earlier to occur, at or before 5:00 p.m. (Toronto time) on May 31, 2007 of (i) the initial take-up by SWP of AU Common Shares under the Common Share Offer or (ii) the receipt by SWP of a Final Order approving an Arrangement. If SWP does not take-up AU Common Shares under the Common Share Offer or receive such a Final Order, at or before 5:00 p.m. (Toronto time) on May 31, 2007, the portion of the Underwriters' fee held as part of the Third Escrowed Funds will not be payable.

In the event that, at or before 5:00 p.m. on May 31, 2007 (i) SWP does not take-up AU Common Shares under the Common Share Offer or receive a Final Order approving an Arrangement, (ii) SWP terminates the Common Share Offer without announcing to the public, on or before such termination, its intention to proceed with an acquisition of AU Common Shares through an Arrangement, (iii) SWP announces to the public that it does not intend to proceed with the Common Share Offer without, on or before such public announcement, announcing that it intends to proceed with an acquisition of AU Common Shares through an Arrangement or (iv) SWP announces its intention to proceed with an acquisition of AU Common Shares through an Arrangement, and subsequently SWP terminates such Arrangement or otherwise announces its intention to no longer proceed with such Arrangement, the Escrow Agent and SWP will return to holders of Third Offered Subscription Receipts, on the third business day following the Termination Date, an amount equal to the offering price for the Third Offered Subscription Receipts together with their *pro rata* share of the interest (if any) earned by the Escrow Agent on such amount, calculated from the date of the closing of the Third Public Offering to but not including the Termination Date (less applicable withholding tax, if any).

Closing of the Third Public Offering is expected to occur on or about May 3, 2007.

Asset Purchase Agreement with Cargill Limited

On April 17, 2007, SWP received consent from the applicable Minister under the *Investment Canada Act* in connection with the Cargill Transaction.

Regulatory Approvals

The Offers are subject to the condition that all regulatory approvals shall have been received. SWP has received approval from the Competition Bureau and the Minister of Finance as described below. All other significant applications and filings for regulatory approvals by SWP are proceeding as expected:

(a) **Competition Act (Canada)**

On March 28, 2007, SWP announced that it had entered into the Consent Agreement with the Competition Bureau in connection with the Offers. In its review of the Offers, the Competition Bureau undertook a comprehensive assessment of the competitive landscape in the western Canadian grain handing and marketing, agri-products, and port terminal business. To address issues identified by the Competition Bureau, the Consent Agreement requires the sale by SWP of nine country grain handling and marketing facilities and one Vancouver port terminal. In order to satisfy its obligations under the Consent Agreement, SWP has agreed to certain asset transfers with Cargill.

(b) **Insurance Companies Act (Canada)**

On April 20, 2007, SWP received approval from the Minister of Finance in connection with the PIC acquisition.

(c) **Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)**

SWP is continuing discussions with the DOJ regarding issues affecting relatively small portions of SWP's business. SWP expects that it will be able to address those issues in a manner that will allow the Offers to proceed on a basis that will be acceptable to SWP.

(d) **Vancouver Port Authority**

The Cargill Transaction is subject to Cargill and SWP obtaining any applicable consents from the Vancouver Port Authority with respect to the leases affected by the Cargill Agreement and the change of control of Agricore. SWP has agreed under the Consent Agreement not to take up any AU Shares until SWP has obtained written confirmation from the Vancouver Port Authority that it will recommend to its board of directors that it grant such authorizations or consents required for the completion of the Cargill Transaction. SWP has not received such approval and confirmation but SWP is confident it will receive such approval and confirmation prior to any take up of AU Shares. See Annex A of the Circular, as amended, ''Risk Factors — Compliance with the Competition Bureau Consent Agreement or Non-Completion of the Cargill Transaction''.

Amendment to Subscription Receipt Agreement and the Private Placement Subscription Receipt Agreement

In order to provide SWP with additional flexibility in respect of the Offers, and following receipt of the necessary consents, on April 5, 2007 SWP, Genuity Capital Markets and TD Securities Inc., as the agents under the Private Placement, and the Escrow Agent executed a supplemental agreement to the Private Placement Subscription Receipt Agreement in order to make certain amendments, including an extension from 5:00 p.m. (Toronto time) on April 30, 2007 to 5:00 p.m. (Toronto time) on May 31, 2007 of the deadline by which holders of the Private Placement Subscription Receipts will be entitled to the return of the offering price of those subscription receipts together with their pro rata share of the interest (if any) earned on the proceeds of the Private Placement in the event that SWP has not taken up AU Common Shares under the Common Share Offer. On April 10, 2007 SWP, Genuity Capital Markets and TD Securities Inc., as the underwriters under the Public Offering, and the Escrow Agent executed a supplemental agreement to the Subscription Receipt Agreement in order to make similar amendments to the Subscription Receipt Agreement.

Canadian National Railway Company and Canadian Pacific Railway Limited

On April 12, 2007, the Canadian National Railway Company (''**CN Rail**'') announced that it was locking out United Transportation Union (the ''**UTU**'') members at various terminals in Canada where UTU members have withdrawn their services. The UTU launched renewed strike activity after announcing on April 11, 2007 that its members had rejected a tentative agreement with CN Rail signed on February 24, 2007. UTU members in Canada have been on strike at CN Rail since February 10, 2007, but suspended strike action and returned to work during the ratification process for the tentative settlement. On April 18, 2007 federal back-to-work legislation received royal assent to make it official law. CN Rail, in turn, immediately lifted its lockout and UTU members have returned to work.

On March 30, 2006, Canadian Pacific Railway Limited (''**CP Rail**'') announced that conciliation discussions between CP Rail and the union representing maintenance of way employees in Canada (the ''**MW Union**'') ended without an agreement. The MW Union employees maintain the track and structures of CP Rail. SWP understands that the members of the MW Union could be in a position to take job action as early as April 23, 2007. SWP further understands that CP Rail has prepared a strike contingency plan to maintain operations across Canada.

SWP's operations are dependent on the services it receives from CN Rail and CP Rail and, although SWP is hopeful that CN Rail and CP Rail will continue to be able to provide it with the services it requires, there can be no assurance that the labour disagreements that each of CN Rail and CP Rail have with their unions will be resolved amicably in the near future. SWP is not in a position to predict the impact that any failure on the part of CN Rail, CP Rail and their respective unions to achieve a prompt and amicable resolution to these labour disagreements would have on the business and operations of SWP or Agricore.

SWP/GSU Pension Plan

The Plan Trustees have received an estimate that the solvency deficiency is approximately $23.3 million as at December 31, 2006.

Grain Services Union Contract Renewal

SWP is currently bargaining with the GSU on two separate collective agreements covering 529 employees in Country Services facilities across Saskatchewan and 149 employees at SWP's head office in Regina. Both collective agreements expired in January 2006. On April 5, 2007, SWP announced that it had successfully negotiated tentative collective agreements in respect of these employees. The terms of the agreements remain confidential pending ratification by the respective parties.

3. Variation of Offers

A. Information Concerning SWP

Documents Incorporated by Reference

The following sections of the final short form prospectus dated April 24, 2007 and filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada in connection with the Third Public Offering (the ''**Prospectus**''), are specifically incorporated by reference in this Notice of Extension:

(a) Annex A, ''Pro Forma Consolidated Financial Statements''; and

(b) ''Consolidated Capitalization''.

Amendment to Pro Forma Consolidated Financial Statements

Annex B of the Circular, as amended and varied, containing the pro forma consolidated balance sheet, pro forma consolidated statements of earnings (including notes thereto) and compilation report is supplemented by Annex A of the Prospectus, ''Pro Forma Consolidated Financial Statements'', which contemplates an amendment to the Common Share Offer to give effect to the April 13 Proposal as described in Section 3 of this Notice of Extension, ''Recent Developments — Acquisition Agreement and Revised Offer from JRI'' and which is incorporated by reference in this Notice of Extension.

Capitalization Table

The disclosure contained under the heading ''Capitalization'' in Annex A of the Circular, as amended and varied, is supplemented by the section entitled ''Consolidation Capitalization'' of the Prospectus, which contemplates an amendment to the Common Share Offer to give effect to the April 13 Proposal described in Section 3 of this Notice of Extension, ''Recent Developments — Acquisition Agreement and Revised Offer from JRI'', and which is incorporated by reference in this Notice of Extension.

B. Risk Factors

The disclosure in Annex A of the Circular, as amended, ''Risk Factors — Risks Related to Agricore Acquisition — Change of Control Provisions in Agricore's Agreements triggered upon the acquisition of Agricore May Lead to Adverse Consequences'', is supplemented with the following:

Agricore's long-term notes relating to its investment in the Cascadia Terminal Partnership are subject to certain provisions which, unless waived by the holders of such notes, could result in Agricore having to repay up to $49.3 million in respect of the notes (including a make-whole premium of approximately $6.8 million) upon the change of control of the Cascadia Terminal Partnership resulting from the Cargill Transaction.

The disclosure in Annex A of the Circular, as amended, ''Risk Factors — Risks Related to SWP's Business — SWP/GSU Pension Plan'' is amended by deleting ''SWP has received a preliminary estimate that the solvency deficiency is approximately $29 million as at December 31, 2006.'' and substituting therefor ''The Plan Trustees have received an estimate that the solvency deficiency is approximately $23.3 million as at December 31, 2006.''

4. Withdrawal of Deposited Shares

Except as otherwise provided in Section 8 of the Original Offers, "Withdrawal of Deposited Securities", all deposits of AU Shares pursuant to the Offers are irrevocable.

5. Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanied the Third Variation, or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Third Variation. Such replacement Letters of Transmittal or such replacement Notices of Guaranteed Delivery shall be deemed to be amended to reflect the terms and conditions of the Offers as amended and supplemented by the First Variation, the Second Variation, the Third Variation and this Notice of Extension. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

Shareholders may continue to accept an Offer by using the original Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the original Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Circular dated November 24, 2006 or the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the First Variation dated January 31, 2007, in which case such Letters of Transmittal or such Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittal and replacement Notice of Guaranteed Delivery that accompanied the Third Variation and of the Offers as amended and supplemented by the First Variation, the Second Variation, the Third Variation and this Notice of Extension.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent") at 1-866-301-3454.

Common Shareholders who are not Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular or using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and that have validly deposited (and not withdrawn) their AU Common Shares using such Letters of Transmittal and, if applicable, such Notices of Guaranteed Delivery will receive Cdn.$8.00 in cash and 0.95 of an SWP Share per AU Common Share.

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.

An Eligible Holder will be given the opportunity to obtain a tax deferral or "rollover" in respect of the portion of each AU Common Share that is being sold in return for 0.95 of an SWP Share. An Eligible Holder means a Common Shareholder that has either (a) accepted the Common Share Offer by using the replacement Letter of Transmittal (printed on blue paper) that accompanied the Third Variation and not indicating in such Letter of Transmittal that the Common Shareholder is either (i) resident in Canada for purposes of the Tax Act and exempt from tax under Part I of the Tax Act, or (ii) not resident in Canada for purposes of the Tax Act; or (b) accepted the Common Share Offer under the replacement Letter of Transmittal that accompanied the First Variation and indicated in such Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package. See Section 18 of the Circular, as amended and varied, "Canadian Income Tax Considerations".

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Circular and wish to qualify as an Eligible Holder must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and properly complete and execute the replacement Letter of Transmittal (printed on blue paper) or the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the Third Variation and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, "Manner of Acceptance". See Section 18 of the Circular, as amended and varied, "Canadian Income Tax Considerations".

Common Shareholders who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using the replacement Letter of Transmittal (printed on blue paper) and, if applicable, the replacement Notice of Guaranteed Delivery (printed on grey paper) that accompanied the First Variation and that have indicated in such replacement Letter of Transmittal that the Common Shareholder was an "Eligible Holder" (as defined therein) and was requesting a Tax Election Package need take no further action to accept the Common Share Offer. Assuming that all of the conditions to the Common Share Offer are satisfied or waived, such Common Shareholders whose AU Common Shares are taken up and who are Eligible Holders that have validly deposited (and not withdrawn) their AU Common Shares using such replacement Letters of Transmittal and, if applicable, such replacement Notices of Guaranteed Delivery will receive Cdn.$8.00 in cash for each Cash Fraction of an AU Common Share and 0.95 of an SWP Share for each Share Fraction of an AU Common Share. See Section 18 of the Circular, as amended and varied, "Canadian Income Tax Considerations".

U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a "non-qualified party". Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or a replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a "non-qualified party" will be deemed to have certified that such U.S. Common Shareholder is not a "non-qualified party". See "Notice to Shareholders in the United States".

6. Take Up and Payment for Deposited AU Shares

Upon the terms and subject to the conditions of the Offers, SWP will take up and pay for AU Shares validly deposited to the Offers and not withdrawn as set forth in Section 7 of the Original Offers, "Payment for Deposited Securities".

7. Amendments to Original Offers

The Original Offers are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

8. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders of Agricore with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Notice of Extension of Saskatchewan Wheat Pool Inc. (the "**Company**") dated April 25, 2007 to purchase all of the issued and outstanding limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Notice of Extension of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years in the two-year period ended July 31, 2006. Our report is dated October 4, 2006.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Regina, Saskatchewan
April 25, 2007

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: April 25, 2007

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the holders of limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United, has been authorized by the board of directors of Saskatchewan Wheat Pool Inc. The foregoing, together with the Offers and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers or the securities to be distributed.

(Signed) MAYO M. SCHMIDT
President and Chief Executive Officer

(Signed) WAYNE CHEESEMAN
Chief Financial Officer

On behalf of the Board of Directors of
Saskatchewan Wheat Pool Inc.

(Signed) TERRY BAKER
Director

(Signed) THOMAS S. CHAMBERS
Director

THE DEPOSITARY FOR THE OFFERS IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Calgary:

COMPUTERSHARE INVESTOR SERVICES INC.
530 – 8th Avenue S.W.
Suite 600
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toll Free: 1-888-344-2793 (North America)
E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFERS IS:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

THE DEALER MANAGER FOR THE OFFERS IS:

GENUITY CAPITAL MARKETS

P.O. Box 1007
Suite 4900
40 King Street West
Toronto, Ontario M5H 3Y2
Phone: (416) 687-5404
Fax: (416) 687-5338

Any questions and requests for assistance may be directed by Shareholders of Agricore to the Depositary, the Dealer Manager or the Information Agent at the telephone numbers and locations set out above.

END